Exhibit 99.1

[Knott Letterhead]

November 8, 2006

Mr. Ed Kopko
Mr. Thomas F. Comeau
Mr. Walter O. LeCroy
Mr. Frank H. Murray
Mr. Hugh G. McBreen, Esq.
Mr. Louis F. Petrossi
Mr. Wesley B. Tyler
Mr. Ronald Uyematsu
Butler International, Inc.
110 Summit Avenue
Montvale, NJ  07645

Gentlemen:

As you know, we are an institutional investor and a large shareholder of Butler International, Inc. (the “Company”).  We write to further express our concern with respect to recent events at the Company, particularly those events relating to the Company’s efforts to secure a financing transaction.

As related in our letter to the Board of last Friday, November 3, 2006, the Company continues to be plagued by unwieldy debt obligations and a lack of control and oversight relating to corporate governance.  In an effort to help address those issues, we negotiated an equity financing transaction with management which would have significantly relieved the Company’s debt burden and provided for new independent directors on the Board.  Last week, although the financial terms of the transaction were significantly complete, Company CEO Edward Kopko advised us that he would not agree to our proposed transaction.

On Friday, November 3, the Company announced through an 8-K filing that it had arrived at an alternative equity financing transaction with a different investor for $15 million.  The 8-K mysteriously omits the name of this purported equity investor.  The 8-K also provides few details on the financial terms of the transaction and particularly fails to explain fully the dilutive affect the proposed transaction will have on the Company’s stock.  The 8-K also indicates that the Company intends to move its corporate offices to Fort Lauderdale, Florida.

We have reason to believe that the Company’s Board has not been properly consulted with respect to either the proposed $15-million transaction or the move of corporate offices.  If true, this failure to consult with the Board with respect to these issues further reflects management’s wholesale disregard of its fiduciary responsibilities and is yet another sad chapter in the Company’s woeful tale of corporate governance.  If management has indeed failed to consult with the Board regarding its proposals, we demand that this situation be remedied immediately.  Specifically, we demand that management provide the Board with sufficiently detailed information so that it may assess both the proposed $15-million transaction and our proposed equity transaction and make an informed judgment as to which transaction will best serve the interests of the Company and its shareholders.

In considering these transactions, we note that, despite a very favorable economic environment characterized by high levels of liquidity and historically low interest rates, Mr. Kopko has stumbled from deal to deal in a search of long-term financing for most of this year without success.  Worse yet, the one financing he did manage to complete was a short-term bridge loan with an adjusted interest rate estimated to be 190%.  This was preparatory to a now aborted five-year financing that contained rates as high as 15%.  Mr. Kopko’s inability to close a deal on financially reasonable terms suggests that he is either incapable of properly executing this project or is so conflicted by his seeming desire to maintain tight control of Butler that he is perfectly willing to sell the stockholders down the river if it suits his personal agenda.

With respect to management’s proposal concerning the transfer of corporate offices, we fail to see the justification for such a move, other than our understanding that Mr. Kopko recently acquired a residence in Florida and therefore might find his commute more convenient if the Company transfers its offices there.  Nevertheless, we defer to the Board to determine the wisdom of such a move after receiving complete information.

If our understanding of these recent events is correct, management appears to have breached its fiduciary obligations by failing to provide the Board with information regarding the actions proposed in the Company’s 8-K.  We implore the Board to join us in demanding that it be properly informed regarding these latest proposed transactions and, more generally, to exercise greater vigilance in policing management to prevent improper and/or unauthorized actions in the future.  We believe such vigilance is particularly necessary given the allegations of self-dealing that we believe taints the management of the Company.

Should this matter not be remedied immediately, we will be required to pursue other means of redress.  We would welcome the opportunity to discuss these matters further at your convenience.

Respectfully yours,

David Knott